UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MOBIX LABS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40621	98-1591717
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Venture, Suite 220

Irvine, California

(Address of principal executive offices)

(949) 808-8888

(Registrant’s telephone number, including area code)

Keyvan Samini

President and Chief Financial Officer

(949) 808-8888

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended September 30, 2025.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

Mobix Labs, Inc., a Delaware corporation (together with its consolidated subsidiaries, the “Company”), is filing this Specialized Disclosure Report on Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 to December 31, 2025. The Company has determined that conflict minerals are necessary to the functionality or production of certain products that the Company manufactured, or contracted to manufacture, during the reporting period. Based on the reasonable country of origin inquiry and due diligence measures undertaken by the Company and described in the Conflict Minerals Report filed as Exhibit 1.01 to this Report, the Company has been unable to determine that those conflict minerals did not originate in the Democratic Republic of the Congo or any country that shares an internationally recognized border with the Democratic Republic of the Congo, or that they came from recycled or scrap sources. The Conflict Minerals Report is publicly available, together with this Report, on the Company’s website at https://www.mobixlabs.com/conflict-minerals.

Item 1.02 Exhibit.

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Report. See Item 3.01.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits.

Exhibit 1.01 Conflict Minerals Report of Mobix Labs, Inc. for the calendar year ended December 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MOBIX LABS, INC.

Date: June 2, 2026	By:	/s/ Keyvan Samini
	Name:	Keyvan Samini
	Title:	President, Chief Financial Officer and Acting General Counsel